

Mail Stop 3561

April 11, 2016

<u>Via E-mail</u>
James Sinclair
Chief Executive Officer
Tanzanian Royalty Exploration Corp.
44th Floor, Scotia Plaza
40 King Street West
Toronto, ON M5H 3Y4

   Re: Tanzanian Royalty Exploration Corp.
     Form 20-F
     Filed December 28, 2015
     File No. 001-32500

Dear Mr. Sinclair:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Pamela Howell
          for

          John Reynolds
          Assistant Director
          Office of Beverages, Apparel, and
          Mining

cc: Rosalind Morrow
   Borden Ladner Gervais LLP